EXHIBIT 99.1

Huazhu Group Limited Reports First Quarter of 2019 Financial Results

  A total of 4,396 hotels or 439,614 hotel rooms in operation as of March 31, 2019.
  Hotel turnover1 increased 17% year-over-year to RMB7.2 billion for the first quarter of 2019
  Net revenues increased 14.2% year-over-year to RMB2.4 billion (US$356 million)2 for the first quarter of 2019, in line with the revenue guidance previously announced of 13% to 15%.
  EBITDA (non-GAAP) for the first quarter of 2019 was RMB412 million (US$62 million), compared with RMB406 million for the first quarter of 2018.
  Net income attributable to Huazhu Group Limited was RMB106 million (US$16 million) for the first quarter of 2019, compared with net income attributable to Huazhu Group Limited of RMB129 million in the first quarter of 2018.
  The Company provides guidance for Q2 2019 net revenues growth of 13%-15% year over year.

SHANGHAI, China, May 22, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter of 2019 Operational Highlights

  During the first quarter of 2019, Huazhu opened 226 hotels, including 11 leased (“leased-and-operated”) hotels and 215 manachised (“franchised-and-managed”) hotels and franchised hotels.

  The Company closed a total of 60 hotels, including 12 leased hotels and 48 manachised and franchised hotels, during the first quarter of 2019. This was mainly due to:
  Property related issues, including rezoning and expiry of leases, which resulted in the closure of 22 hotels.

  Operating losses from hotels located mainly in selected 3rd or lower tier cities which resulted in the closure of 18 hotels.

  The Company's strategic focus to upgrade the quality of the product and service. The Company closed 10 hotels for brand upgrade and business model change purposes; and permanently removed 10 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly under HanTing and Hi Inn brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.
  As of March 31, 2019, the Company had 698 leased hotels, 3,470 manachised hotels, and 228 franchised hotels in operation in 404 cities. The number of hotels in operation increased 15% from a year ago.

  As of March 31, 2019, the Company had a total number of 1,311 hotels contracted or under construction, including 50 leased hotels and 1,261 manachised and franchised hotels. The pipeline represented 30% of the number of hotels in operation as end of Q1 2019 compared to 19% a year ago.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB221 in the first quarter of 2019, compared with RMB207 in the first quarter of 2018. The year-over-year increase of 6.9% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of midscale and upscale hotels with higher ADR in the Company’s brand mix.

  The occupancy rate for all hotels in operation was 80.6% in the first quarter of 2019, compared with 83.7% in the first quarter of 2018. The year-over-year decrease of 3.1 percentage points was mainly due to the softness in macro economy.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB178 in the first quarter of 2019, compared with RMB173 in the first quarter of 2018. The year-over-year increase of 2.9% was attributable to higher ADR.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB176 for the first quarter of 2019, representing a 0.4% decrease year-over-year, with a 2.9% increase in ADR and a 2.8-percentage-point decrease in occupancy rate. Excluding hotel rooms under renovation for product upgrade, the normalized same-hotel RevPAR would have been flat.

  As of March 31, 2019, Huazhu’s loyalty program had approximately 126 million members, who contributed approximately 76% of room nights sold during the first quarter of 2019 and approximately 84% of room nights were sold through Huazhu’s own direct channels.

“We had a record-breaking hotels gross opening in the first quarter with an average of 2.5 hotels every day. We will continue our fast expansion in 2019, particularly for the mid- and up-scale brands, supported by a record-high hotel pipeline of 1,311. In the first quarter of 2019, our mid- and up-scale room count increased by 45% year-over-year, accounting for approximately 40% in total rooms in operation. With 82% of our pipeline hotel rooms under the mid- and upscale brands, revenue contribution from this segment will continue to increase,” commented Ms. Jenny Zhang, Chief Executive Officer of Huazhu Group.

“In addition, we will continue to invest in our brands, hotel developments and IT capabilities. We believe these investments will strengthen our positions in the market and fuel our continuing future growth,” added Ms Zhang.

1 Hotel turnover, refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operate, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7112 on March 29, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board.

First Quarter of 2019 Financial Results

(RMB in millions)	Q1 2018	Q1 2019
Revenues:
Leased and owned hotels	1,576	1,706
Manachised and franchised hotels	509	663
Others	6	18
Net revenues	2,091	2,387

Net revenues for the first quarter of 2019 were RMB2.4 billion (US$356 million), representing a 14.2% year-over-year increase, primarily attributable to our hotel network expansion and RevPAR growth.

Net revenues from leased and owned hotels for the first quarter of 2019 were RMB1.7 billion (US$254 million), representing an 8.2% year-over-year increase.

Net revenues from manachised and franchised hotels for the first quarter of 2019 were RMB663 million (US$99 million), representing a 30.3% year-over-year increase. It accounted for 27.8% of the Company’s net revenues in the first quarter of 2019, up from 24.3% a year ago.

(RMB in millions)	Q1 2018	Q1 2019
Operating costs and expenses:
Hotel operating costs	1,506	1,735
Other operating costs	3	7
Selling and marketing expenses	66	77
General and administrative expenses	159	206
Pre-opening expenses	75	104
Total operating costs and expenses	1,809	2,129

Hotel operating costs for the first quarter of 2019 were RMB1.7 billion (US$257 million), compared to RMB1.5 billion in the first quarter of 2018, representing a 15.2% year-over-year increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the first quarter of 2019 were RMB1.7 billion (US$256 million), representing 72.4% of net revenues, compared to 71.8% for the first quarter in 2018. The higher hotel operating costs mainly reflected the increase in our hotel network (rentals, hotel headcounts, utilities and consumables, etc.).

Selling and marketing expenses for the first quarter of 2019 were RMB77 million (US$12 million), compared to RMB66 million in the first quarter of 2018. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2019 were RMB76 million (US$12 million), or 3.2% of net revenues, compared to 3.0% for the first quarter of 2018. The year-over-year increase was mainly related to expansion in sales and marketing team, increased bank charges for online payments, and higher commission fees to online travel agencies.

General and administrative expenses for the first quarter of 2019 were RMB206 million (US$31 million), compared to RMB159 million in the first quarter of 2018. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2019 were RMB189 million (US$28 million), representing 7.9% of net revenues, compared with 7.1% of net revenues in the first quarter of 2018. The year-over-year increase was mainly due to our investments to expand our hotel development teams, upscale brands and IT capabilities.

Pre-opening expenses for the first quarter of 2019 were RMB104 million (US$16 million), representing a 38.7% year-over-year increase, mainly related to upscale brand hotels.

Other operating income, net for the first quarter of 2019 were RMB6 million (US$1 million) mainly related to subsidy income, compared to RMB24 million in the first quarter of 2018. The year-over-year variance was mainly due to timing of receipts of such subsidy income.

Income from operations for the first quarter of 2019 was RMB264 million (US$40 million; 11.1% on net revenue), compared to RMB306 million (14.7% on net revenue) in the first quarter of 2018.  Excluding our investments to expand our development teams, upscale brand hotels, and IT capabilities, the pro-forma operating income for the first quarter of 2019 would have been RMB352 million (14.7% on net revenue).

Other income, net for the first quarter of 2019 was RMB65 million (US$10 million), compared to other expense, net of RMB9 million for the first quarter of 2018. Other income for the first quarter of 2019 was mainly related to gain from disposal on marketable securities.

Unrealized losses from fair value changes of equity securities for the first quarter of 2019 was RMB90 million (US$13 million), compared to RMB136 million in the first quarter of 2018. These unrealized losses were mainly related to lower market price of our investments in Accor at each quarter end.

Net income attributable to Huazhu Group Limited for the first quarter of 2019 was RMB106 million (US$16 million), compared to net income attributable to Huazhu Group Limited of RMB129 million in the first quarter of 2018. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2019 was RMB222 million (US$33 million), compared to RMB282 million in the first quarter of 2018.

Basic and diluted earnings per share/ADS. For the first quarter of 2019, basic earnings per share were RMB0.37 (US$0.06) and diluted earnings per share were RMB0.36 (US$0.05). For the first quarter of 2019, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB0.79 (US$0.12) and adjusted diluted earnings per share (non-GAAP) were RMB0.76 (US$0.11).

EBITDA (non-GAAP) for the first quarter of 2019 was RMB412 million (US$62 million), compared with RMB406 million in the first quarter of 2018. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the first quarter of 2019 was RMB528 million (US$79 million, 22.1% on net revenue), compared with RMB559 million (26.7% on net revenue) for the first quarter of 2018. The pro forma adjusted EBITDA (non-GAAP) would have been RMB610 million (25.5% on net revenue) after considering the impact of our investments in development teams, upscale brands hotel and IT capabilities mentioned above.

Cash flow. Operating cash inflow for the first quarter of 2019 was RMB147 million (US$22 million). Investing cash outflow for the first quarter was RMB378 million (US$56 million). Financing cash outflow for the first quarter was RMB194 million (US$29 million)

Cash and cash equivalents and Restricted cash. As of March 31, 2019, the Company had a total balance of cash, cash equivalents and restricted cash of RMB4.5 billion (US$664 million).

Debt financing. As of March 31, 2019, the Company had a total loan balance of RMB10.0 billion (US$1.5 billion) and the unutilized credit facility available to the Company was RMB1.9 billion.

Adoption of New Lease Accounting Standards
The Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) utilizing the optional transition approach allowed under ASU 2018-11 and applying the package of practical expedients beginning January 1, 2019. By applying ASU 2016-02 at the adoption date, as opposed to at the beginning of the earliest period presented, the reporting for periods prior to January 1, 2019 will continue to be reported in accordance with Leases (Topic 840).

As a result of adoption, the Company recognized operating lease right-of-use assets of RMB19.0 billion and related operating lease liabilities of RMB19.5 billion for operating leases on January 1, 2019. The Company reclassified from assets and liabilities RMB0.5 billion net to operating lease right-of-use assets. The adoption of ASU 2016-02 did not materially affect the consolidated statements of income or consolidated statements of cash flows and had no impact on the debt covenant compliance under the current agreements.

Guidance
In the second quarter of 2019, the Company expects net revenues to grow 13% to 15% year-over-year.

The Company revised the gross opening target of 800-900 hotels to 1,100-1,200 hotels, and hotel closure to 200-250 in 2019.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 9 p.m. ET, Wednesday, May 22, 2019 (or 9 a.m. on Thursday, May 23, 2019 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0438 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7554067.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 30, 2019. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 7554067.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.
The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of March 31, 2019, the Company had 4,396 hotels or 439,614 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2019, Huazhu Group operates 20 percent of its hotel rooms under lease and ownership model, 80 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2018	March 31, 2019

	RMB	RMB	US$
	(in millions)

ASSETS
Current assets:
Cash and cash equivalents	4,262	3,840	572
Restricted cash	622	617	92
Short-term investments	89	84	12
Accounts receivable, net	195	226	34
Loan receivables	94	165	25
Amounts due from related parties	176	224	33
Prepaid rent	955	-	-
Inventories	41	41	6
Other current assets	540	536	80
Total current assets	6,974	5,733	854

Property and equipment, net	5,018	5,108	761
Intangible assets, net	1,834	1,665	248
Operating lease right-of-use assets	-	20,533	3,060
Land use rights, net	220	218	33
Long-term investments	6,152	5,747	856
Goodwill	2,630	2,657	396
Loan receivables	189	235	35
Other assets	471	498	74
Deferred tax assets	505	497	74
Total assets	23,993	42,891	6,391

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	948	1,437	215
Accounts payable	890	788	117
Amounts due to related parties	75	81	12
Salary and welfare payables	521	354	53
Deferred revenue	1,005	1,082	161
Operating lease liabilities, current	-	2,819	420
Accrued expenses and other current liabilities	1,607	1,538	229
Dividends payable	658	-	-
Income tax payable	265	82	12
Total current liabilities	5,969	8,181	1,219

Long-term debt	8,812	8,583	1,279
Deferred rent	1,507	-	-
Operating lease liabilities, noncurrent	-	18,175	2,708
Deferred revenue	458	450	67
Other long-term liabilities	453	474	71
Deferred tax liabilities	475	482	72
Total liabilities	17,674	36,345	5,416

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(16)
Additional paid-in capital	3,713	3,743	558
Retained earnings	2,610	2,716	405
Accumulated other comprehensive (loss) income	(42)	51	7
Total Huazhu Group Limited shareholders' equity	6,174	6,403	954
Noncontrolling interest	145	143	21
Total equity	6,319	6,546	975
Total liabilities and equity	23,993	42,891	6,391

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2018	December 31, 2018	March 31, 2019

	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	1,576	1,942	1,706	254
Manachised and franchised hotels	509	703	663	99
Others	6	38	18	3
Net revenues	2,091	2,683	2,387	356

Operating costs and expenses:
Hotel operating costs:
Rents	(564)	(662)	(651)	(97)
Utilities	(126)	(87)	(129)	(19)
Personnel costs	(376)	(436)	(446)	(66)
Depreciation and amortization	(211)	(223)	(223)	(33)
Consumables, food and beverage	(144)	(179)	(174)	(26)
Others	(85)	(150)	(112)	(16)
Total hotel operating costs	(1,506)	(1,737)	(1,735)	(257)
Other operating costs	(3)	(8)	(7)	(1)
Selling and marketing expenses	(66)	(108)	(77)	(12)
General and administrative expenses	(159)	(269)	(206)	(31)
Pre-opening expenses	(75)	(54)	(104)	(16)
Total operating costs and expenses	(1,809)	(2,176)	(2,129)	(317)
Other operating income (expense), net	24	85	6	1
Income from operations	306	592	264	40
Interest income	34	32	33	5
Interest expense	(51)	(70)	(77)	(12)
Other (expense) income, net	(9)	1	65	10
Unrealized gains (losses) from fair value changes of equity securities	(136)	(756)	(90)	(13)
Foreign exchange gain (loss)	30	(42)	(32)	(5)
Income (Loss) before income taxes	174	(243)	163	25
Income tax expense	(44)	(106)	(31)	(5)
Gain (Loss) from equity method investments	(4)	(64)	(33)	(5)
Net income (loss)	126	(413)	99	15
Net (income) loss attributable to noncontrolling interest	3	(6)	7	1
Net income (loss) attributable to Huazhu Group Limited	129	(419)	106	16

Other comprehensive income
Foreign currency translation adjustments, net of tax	125	20	93	14
Comprehensive income (loss)	251	(393)	192	29
Comprehensive (income) loss attributable to noncontrolling interest	3	(6)	7	1
Comprehensive income (loss) attributable to Huazhu Group Limited	254	(399)	199	30

Earnings (Losses) per share/ADS[2]:
Basic	0.46	(1.48)	0.37	0.06
Diluted	0.44	(1.48)	0.36	0.05

Weighted average number of shares used in computation:
Basic	280,700,780	282,500,261	283,251,520	283,251,520
Diluted	293,243,274	282,500,261	293,449,989	293,449,989

2 As of May 25, 2018, the company changed its ADS to its ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, the company recalculated earnings per ADS of the first quarter of 2018using the new ratio.

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,735	72.7%	8	0.3%	1,727	72.4%
Other operating costs	7	0.3%	-	0.0%	7	0.3%
Selling and marketing expenses	77	3.2%	1	0.0%	76	3.2%
General and administrative expenses	206	8.6%	17	0.7%	189	7.9%
Pre-opening expenses	104	4.4%	-	0.0%	104	4.4%
Total operating costs and expenses	2,129	89.2%	26	1.0%	2,103	88.2%
Income from operations	264	11.1%	26	1.0%	290	12.1%
		.
	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	257	72.7%	1	0.3%	256	72.4%
Other operating costs	1	0.3%	-	0.0%	1	0.3%
Selling and marketing expenses	12	3.2%	0	0.0%	12	3.2%
General and administrative expenses	31	8.6%	3	0.7%	28	7.9%
Pre-opening expenses	16	4.4%	-	0.0%	16	4.4%
Total operating costs and expenses	317	89.2%	4	1.0%	313	88.2%
Income from operations	40	11.1%	4	1.0%	44	12.1%

	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,737	64.7%	9	0.3%	1,728	64.4%
Other operating costs	8	0.3%	-	0.0%	8	0.3%
Selling and marketing expenses	108	4.0%	1	0.0%	107	4.0%
General and administrative expenses	269	10.0%	17	0.7%	252	9.3%
Pre-opening expenses	54	2.0%	-	0.0%	54	2.0%
Total operating costs and expenses	2,176	81.0%	27	1.0%	2,149	80.0%
Income from operations	592	22.1%	27	1.0%	619	23.1%

	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,506	72.0%	5	0.2%	1,501	71.8%
Other operating costs	3	0.1%	-	0.0%	3	0.1%
Selling and marketing expenses	66	3.1%	1	0.1%	65	3.0%
General and administrative expenses	159	7.6%	11	0.5%	148	7.1%
Pre-opening expenses	75	3.6%	-	0.0%	75	3.6%
Total operating costs and expenses	1,809	86.4%	17	0.8%	1,792	85.6%
Income from operations	306	14.7%	17	0.8%	323	15.5%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	129	(419)	106	16
Share-based compensation expenses	17	27	26	4
Unrealized (gains) losses from fair value changes of equity securities	136	756	90	13
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	282	364	222	33

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.01	1.29	0.79	0.12
Diluted	0.96	1.23	0.76	0.11

Weighted average number of shares used in computation
Basic	280,700,780	282,500,261	283,251,520	283,251,520
Diluted	293,243,274	303,161,652	293,449,989	293,449,989

	Quarter Ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	(in millions)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	129	(419)	106	16
Interest income	(34)	(32)	(33)	(5)
Interest expense	51	70	77	12
Income tax expense	44	106	31	5
Depreciation and amortization	216	229	231	34
EBITDA (non-GAAP)	406	(46)	412	62
Share-based compensation	17	27	26	4
Unrealized (gains) losses from fair value changes of equity securities	136	756	90	13
Adjusted EBITDA (non-GAAP)	559	737	528	79

Huazhu Group Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2018	2018	2019
Total hotels in operation:	3,817	4,230	4,396
Leased and owned hotels	673	699	698
Manachised hotels	2,943	3,309	3,470
Franchised hotels	201	222	228

Total hotel rooms in operation	384,959	422,747	439,614
Leased and owned hotels	85,508	86,787	87,766
Manachised hotels	280,133	314,932	330,568
Franchised hotels	19,318	21,028	21,280

Number of cities	382	403	404

	For the quarter ended
	March 31,	December 31,	March 31,
	2018	2018	2019
Average daily room rate (in RMB)
Leased and owned hotels	243	275	258
Manachised hotels	194	216	210
Franchised hotels	228	248	237
Blended	207	230	221

Occupancy rate (as a percentage)
Leased and owned hotels	85.6%	86.7%	83.6%
Manachised hotels	84.0%	85.5%	80.5%
Franchised hotels	69.8%	74.5%	68.6%
Blended	83.7%	85.2%	80.6%

RevPAR (in RMB)
Leased and owned hotels	208	238	216
Manachised hotels	163	185	169
Franchised hotels	159	185	162
Blended	173	196	178

Same-hotel Operational Data: like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter.

	As of and for the quarter ended
	March 31,
	2018	2019
Total	3,189	3,189
Leased and owned hotels	608	608
Manachised and franchised hotels	2,581	2,581
Occupancy rate (as a percentage)	86.1%	83.4%
Average daily room rate (in RMB)	205	211
RevPAR (in RMB)	176	176

Note: Excluding hotel rooms under renovations for product upgrades, the normalized same-hotel RevPAR growth would be flat (0).

Hotel breakdown by segment

	As of March 31, 2019
	Number of hotels in operation	Number of rooms in operation
Economy hotels	2,916	262,040
HanTing Hotel	2,303	221,825
Hi Inn	399	25,218
Elan Hotel	207	14,275
Orange Hotel	7	722
Midscale and upscale hotels	1,480	177,574
JI Hotel	611	79,024
Starway Hotel	230	20,189
Joya Hotel	6	1,250
Manxin Hotels & Resorts	28	2,199
HanTing Premium Hotel	91	8,410
Ibis Hotel	149	17,653
Ibis Styles Hotel	37	4,732
Mercure Hotel	45	9,356
Novotel Hotel	7	2,512
Grand Mercure	7	1,452
Orange Select	189	22,576
Crystal Orange	60	7,618
Blossom Hill	20	603
Total	4,396	439,614

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change (p.p.)
	2018	2019	2018	2019		2018	2019		2018	2019
Economy hotels	2,481	2,481	152	152	0.1%	170	176	3.7%	89.2%	86.1%	(3.1)
Leased hotels	439	439	161	167	4.0%	181	191	5.4%	88.8%	87.7%	(1.1)
Manachised and franchised hotels	2,042	2,042	149	148	-1.1%	167	172	3.1%	89.3%	85.6%	(3.6)
Midscale and upscale hotels	708	708	240	237	-1.1%	306	310	1.3%	78.4%	76.5%	(1.9)
Leased and owned hotels	169	169	295	287	-2.8%	360	362	0.4%	81.8%	79.3%	(2.6)
Manachised and franchised hotels	539	539	216	216	-0.1%	281	286	2.0%	76.9%	75.3%	(1.6)
Total	3,189	3,189	176	176	-0.4%	205	211	2.9%	86.1%	83.4%	(2.8)

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com